Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 18, 2024, Fusion Fuel Green PLC, an Irish public limited company (“Fusion Fuel,” the “Company,” or “HTOO”), entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of QIND (together with Ilustrato, the “Sellers”). Pursuant to the Purchase Agreement, Fusion Fuel agreed to acquire beneficial ownership of a 69.36% stake in QIND (the “Acquisition”) from the Sellers, and in exchange, Fusion Fuel issued to the Sellers a total of 109,114 of its Class A ordinary shares (“Class A Ordinary Shares”) (representing 19.99% of Fusion Fuel’s issued shares), and 4,171,327 of Fusion Fuel’s Series A Convertible Preferred Shares (“Series A Preferred Shares”), which will convert (the “Share Conversion”) into 1,191,812 Class A Ordinary Shares upon Fusion Fuel shareholder approval and approval of an initial listing application by The Nasdaq Stock Market LLC (“Nasdaq”). Pursuant to the Purchase Agreement, QIND issued further shares to third parties, reducing Fusion Fuel’s 69.36% stake to 67.04%. On November 26, 2024, the Acquisition closed. As such, Fusion Fuel acquired a 67.04% stake in the equity of QIND as of that date. The remaining 32.96% stake in QIND was held by a non-controlling interest (“NCI”) as of that date.

Pursuant to the Purchase Agreement, Fusion Fuel, QIND, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of Fusion Fuel (the “Merger”). Upon completion of the Merger, QIND will become the surviving entity and a wholly owned subsidiary of Fusion Fuel and Fusion Fuel will acquire the remaining equity securities of QIND that were not acquired pursuant to the Acquisition.

Share Consolidation

On June 25, 2025, the annual general meeting of shareholders (the “June 2025 Shareholder Meeting”) of the Company was held. At the June 2025 Shareholder Meeting, the shareholders of the Company approved, among other things: (1) A resolution to consolidate the Company’s Class A Ordinary Shares in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by the board of directors of the Company (the “Board”), provided that such consolidation shall be effected at a ratio of not fewer than every 4 Class A Ordinary Shares and not more than every 40 Class A Ordinary Shares being consolidated into 1 Class A Ordinary Share, with the final ratio and timing of implementation of the consolidation to be determined by the Board; and (2) A resolution, subject to and immediately following the implementation of the Share Consolidation, to increase the Company’s authorized share capital by such amount as is necessary to ensure that, following the Share Consolidation, the Company shall have 100,000,000 authorized Class A Ordinary Shares, each with a nominal value that will reflect the final ratio applied by the Board in implementing the Share Consolidation (the “Authorized Share Capital Increase”).

Following the June 2025 Shareholder Meeting, by resolutions dated June 25, 2025 and June 30, 2025, the Board approved and authorized a share consolidation at a ratio of 1:35 (the “Share Consolidation Ratio”) of the Class A Ordinary Shares (the “Share Consolidation”), effective at 5:00 p.m. Eastern Standard Time on July 11, 2025 (the “Effective Date”).

The Share Consolidation and the Authorized Share Capital Increase became effective as of 5:00 p.m. Eastern Standard Time on the Effective Date.

On the Effective Date, the total number of Class A Ordinary Shares held by each shareholder was automatically converted into the number of whole Class A Ordinary Shares equal to (i) the number of issued and outstanding Class A Ordinary Shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) the denominator of the Share Consolidation Ratio. No fractional shares were issued, and no cash or other consideration was paid. Instead, the Company issued one whole Class A Ordinary Share to any shareholder who otherwise would have received a fractional share as a result of the Share Consolidation.

As of July 8, 2025, there were 27,418,159 Class A Ordinary Shares outstanding. Accordingly, as a result of the Share Consolidation, there were approximately 783,376 Class A Ordinary Shares outstanding (subject to adjustment due to the effect of rounding fractional shares into whole shares).

Also on the Effective Date, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Share Consolidation were adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities were exercisable or convertible by the denominator of the Share Consolidation Ratio, and multiplying the exercise or conversion price thereof by the denominator of the Share Consolidation Ratio, all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share. Such proportional adjustments were also made to the number of Class A Ordinary Shares issued and issuable under the Fusion Fuel Green PLC 2021 Equity Incentive Plan.

As of immediately after the effectiveness of the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power as of immediately before the effectiveness of the Share Consolidation remained virtually unchanged except for any immaterial changes and adjustments that resulted from rounding fractional shares into whole shares. As a result of the Share Consolidation and the Authorized Share Capital Increase, the total number of authorized Class A Ordinary Shares remained 100,000,000, and the nominal value of the Class A Ordinary Shares changed from $0.0001 per share to $0.0035 per share. Except for any shareholders who received a whole share in lieu of a fractional share as a result of the Share Consolidation, the Share Consolidation affected all shareholders uniformly. The rights and privileges of the holders of Class A Ordinary Shares were substantially unaffected by the Share Consolidation.

July 2025 Private Placement

On July 22, 2025, the Company entered into a Securities Purchase Agreement, dated as of July 22, 2025 (the “July 2025 Securities Purchase Agreement”), with certain investors (the “July 2025 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the July 2025 Investors: (i) an aggregate of 269,459 Class A Ordinary Shares, (ii) pre-funded warrants to purchase an aggregate of 541,706 Class A Ordinary Shares at an exercise price of $0.0035 per share, (iii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $4.926 per share (the “Market Price Warrants”), and (ii) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $9.852 per share (the “200% Warrants” and together with the Pre-Funded Warrants and the Market Price Warrants, the “July 2025 Warrants”), for aggregate gross proceeds of $4,300,000.

Conversions of Senior Convertible Notes

On July 22, 2025, the holders of certain Senior Convertible Notes that were issued by the Company on January 10, 2025 and March 3, 2025 (the “Convertible Notes”), submitted conversion notices to convert the entire aggregate balance of $2,868,759 outstanding under the Convertible Notes into an aggregate of 545,714 Class A Ordinary Shares at a conversion price per share of $4.65. The conversion price per share was based on the investors’ interpretation of the application of a conversion price adjustment provision in the Convertible Notes to the Share Consolidation. Pursuant to such conversion notices, the Company issued an aggregate of 492,714 Class A Ordinary Shares, and held 53,000 Class A Ordinary Shares in abeyance pending the filing of a prospectus supplement to the Company’s prospectus dated June 12, 2025 relating to the offer and sale of the Class A Ordinary Shares underlying the Convertible Notes (Registration No. 333-286198) to reflect the sale of one of the Convertible Notes by the original holder of such Convertible Note to a different holder.

Exercise of Warrant

On July 31, 2025 and August 5, 2025, Macquarie Bank Limited fully exercised a warrant to purchase an aggregate of 71,999 Class A Ordinary Shares at an adjusted exercise price of $4.65 per share for total cash payments to the Company of approximately $345,025.

Shares Sold under At The Market Offering Agreement

On July 28, 2025, the Company increased the maximum aggregate offering price of the Class A Ordinary Shares issuable under the At The Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC, dated as of May 16, 2025 (the “ATM Agreement”), to up to an aggregate of $4,184,136, not including $2,063,999 of securities that were previously sold.

From July 1, 2025 to September 5, 2025, the Company has sold a total of 157,296 Class A Ordinary Shares for aggregate gross proceeds of $1,279,529 under the ATM Agreement.

Purchase of Shares of QIND

Pursuant to a Stock Purchase Agreement, dated as of August 1, 2025 (the “July 2025 Stock Purchase Agreement”), between the Company and QIND, the Company acquired 2,000,000 shares of the common stock of QIND for an aggregate purchase price of $40,000. As a result of the purchase of these shares, the Company held approximately 53.0% of the outstanding shares of common stock of QIND, and the NCI was reduced to 47.0%.

Pro Forma Accounting

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Fusion Fuel and QIND and gives effect to the Acquisition, the Share Conversion, and the Merger in the manner described below.

The Acquisition, the Share Conversion, and the Merger are considered to be a business combination accounted for under the International Financial Reporting Standards (“IFRS”) acquisition method of accounting. In accordance with IFRS 3 - Business Combinations, Fusion Fuel has been identified as the accounting acquirer, and QIND as the target, for accounting purposes. Consequently, the accompanying pro forma financial statements consolidate QIND into Fusion Fuel’s financial statements for the period presented.

The assets acquired or to be acquired, and liabilities assumed or to be assumed, have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated on a preliminary basis to the assets acquired or to be acquired and the liabilities assumed or to be assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following unaudited condensed combined pro forma balance sheet as of June 30, 2025 gives effect to the Conversion and the Merger as if each had been completed as of June 30, 2025. The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent statement of financial position already reflects the Acquisition. QIND is presented as a wholly owned subsidiary of Fusion Fuel by giving effect to the elimination of the NCI in connection with the Share Conversion and the Merger. As of June 30, 2025, Fusion Fuel held approximately 53.5% of the outstanding shares of common stock of QIND, and the NCI held the remaining shares of common stock of QIND, or approximately 46.5% of the outstanding shares of common stock of QIND, due to the conversion of convertible promissory notes issued by QIND to non-affiliates of Fusion Fuel into shares of common stock of QIND between November 26, 2024 and June 30, 2025. The unaudited pro forma condensed combined statements of operations and other comprehensive income for the six months ended June 30, 2025 were prepared as if the Acquisition, the Conversion, and the Merger had occurred as of January 1, 2025. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the Acquisition, the Conversion, and the Merger been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma financial information should be read in conjunction with:

●	Fusion Fuel’s consolidated financial statements as of and for the six months ended June 30, 2025, and the notes thereto, included as Exhibit 99.1 to the Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2025; and

●	QIND’s consolidated financial statements as of and for the six months ended June 30, 2025, and the notes thereto, included in QIND’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the SEC on August 13, 2025.

Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 2025 (in thousands of euros (€))

	HTOO	Pro-forma adjustments			Consolidated Pro-Forma
		Equity Events[4]	Share Conversion	Merger
ASSETS
Non-current assets
Property, plant and equipment	323	-			323
Goodwill[1]	18,990	-			18,990
Related party receivables	1,810	-			1,810
Total non-current assets	21,123	-	-	-	21,122

Current assets
Prepayments and other receivables	3,340	-			3,340
Inventory	800	-			800
Deposits	718	-			718
Income accruals	(5)	-			(5)
Cash and cash equivalents	343	5,061			5,403
Other current assets	1,699	-			1,699
Total current assets	6,895	5,061	-	-	11,956

Total assets	28,018	5,061	-	-	33,078

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Non-current liabilities
Lease Liability	178	-			178
Other payables	2,944	-			2,944
Total non-current liabilities	3,122	-	-	-	3,122

Current liabilities
Trade and other payables	10,132	-			10,132
Provisions	1,827	-			1,827
Cost accruals	702	-			702
Derivative financial instruments	2,193	1,885			4,078
Loans and borrowings	1,925	-			1,925
Total current liabilities	16,779	1,885	-	-	18,664

Net assets	8,117	3,176	-	-	11,293

Stockholders’ Equity
Share capital - preferred	0.42	-	(0.4)[5]		-
Share capital	33	3	45		10
Share premium	242,825	3,296	(3.6)[6]		246,118
Other equity reserves	7,546	611			8,157
Retained earnings	(240,048)	(734)		(2,209)[7]	(242,991)
Noncontrolling interest	(2,209)[7]	-		2,2097	-
Total stockholders’ Equity	8,117	3,176	-	-	11,293

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Loss for the Six Months Ended June 30, 2025 (in thousands of euros (€))

	HTOO	QIND(a)	Pro-forma adjustment	Consolidated
	€	€	Equity Events[4] €	€

Revenue	-	6,931	-	6,931

Cost of revenues	-	4,864	-	4,864

Gross profit	-	2,067	-	2,067

Total operating expenses	2,396	2,527	734	5,657

Income (loss) from operations	(2,396)	(460)	(734)	(3,590)

Other (income) expenses	(428)	335	-	(93)

Operating profit before tax	(1,968)	(795)	(734)	(3,497)

Corporate Income Tax	-	76	-	76

Net Income (Loss)	(1,968)	(871)	(734)	(3,573)

Basic (loss)/ earnings per share(b)				(0.15)

Diluted (loss)/ earnings per share				(0.15)

(a)	The financial information in this column was translated from U.S. dollars into euros at the rate of $1.10 to €1.00, the average of the exchange rates as of the last business day of each of the six months ended June 30, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, and includes adjustments to convert from U.S. GAAP to IFRS.
(b)	Earnings per share figures differ from those reported in the financial statements of Fusion Fuel for the six months ended June 30, 2025 due to the impact of the Share Consolidation and the equity events that occurred from July 1, 2025 to September 5, 2025 (see footnote 4), as well as the assumption that the entire loss from operations is attributed to the Company (i.e., no allocation to non-controlling interests).

i.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on Fusion Fuel and QIND’s historical consolidated financial statements as adjusted to give effect to the Acquisition and the Merger and the shares issued or to be issued as part of the Acquisition and the Merger.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, gives effect to the Share Conversion and the Merger as if each had occurred on June 30, 2025. The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent balance sheet already reflects the Acquisition. The unaudited pro forma condensed combined statements of operations and other comprehensive income for the six months ended June 30, 2025 were prepared as if the Acquisition, the Conversion, and the Merger had occurred as of January 1, 2025.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are:

(1) directly attributable to the Share Conversion, and the Merger; and

(2) factually supportable.

The pro forma adjustments presented in the pro forma condensed combined balance sheet and statement of operations and other comprehensive income are described in Note (iii) - Pro Forma Adjustments.

ii.	Preliminary Purchase Price Allocation

On November 26, 2024, Fusion Fuel completed the Acquisition pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND were sold, representing approximately 67.04% of QIND’s equity value. On the date of the Share Conversion, 4,171,327 Series A Preferred Shares that were issued to the shareholders of QIND will convert into 1,191,812 Class A Ordinary Shares.

At the date of the Merger, in exchange for its remaining outstanding capital stock, QIND will be merged into a wholly-owned subsidiary of Fusion Fuel.

The purchase price for the Acquisition was structured through a share swap whereby Fusion Fuel issued 109,114 Class A Ordinary Shares (representing 19.99% of Fusion Fuel’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert on the Share Conversion date into 1,191,812 Class A Ordinary Shares upon shareholder and Nasdaq approval.

The pro forma financial statements have been prepared on the basis of the acquisition method, in accordance with IFRS 3, whereby QIND’s historical financial results have been adjusted for the effects of fair value measurements as of the date of the Acquisition. The acquirer has been identified as Fusion Fuel Green PLC, and the target as Quality Industrial Corp.

The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired or to be acquired and liabilities assumed or to be assumed at the date of the Acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation.

The net assets of QIND were approximately €1.6 million including goodwill and other intangible assets as of the date of the Acquisition. The net liabilities of QIND were approximately €6.5 million excluding goodwill and other intangible assets as of the date of the Acquisition, of which approximately €4.4 million of net liabilities were included in Fusion Fuel’s consolidated financial statements (based on its 67.04% interest in the outstanding equity securities of QIND as of the date of the Acquisition). The approximately €2.1 million (32.96%) of the remaining net liabilities (excluding goodwill and other intangible assets) was held by the NCI as of the date of the Acquisition.

The euro value of the purchase price paid by HTOO for its acquisition of 67.04% of QIND as of the date of the Acquisition was approximately €14,626,400. The purchase price plus the portion of QIND’s net liabilities excluding goodwill and other intangible assets would result in an implied goodwill and other intangible assets value of approximately €19.0 million as of the date of the Acquisition.

See table below for further illustration.

(in thousands) (€)
Purchase Price (a)	14,626

Net liabilities of QIND (excluding goodwill and other intangible assets) (b)	(6,508)

HTOO portion of net liabilities of QIND (excluding goodwill and other intangible assets) (c) (67.04% of (b))	(4,364)

Goodwill and other intangible assets recognized on acquisition (d) ((a) - (c))	18,990

The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent statement of financial position at June 30, 2025 already reflects the Acquisition. The goodwill and intangible assets on Fusion Fuel’s unaudited statement of financial position as of June 30, 2025 was approximately €19.0 million.

Once transaction closing requirements have been met, i.e. once HTOO shareholders and Nasdaq approve the transaction, the 4,171,328 Series A Convertible Preferred Shares will convert on a 1-for-10 basis into Series A Ordinary Shares (subject to adjustment pursuant to the Share Consolidation). In addition, the parties intend to enter into the Merger Agreement, pursuant to which the NCI (assumed to be 32.96% without regard to any change in the actual interest that may have occurred following the date of the Acquisition) would be acquired by HTOO. QIND would at such point be a wholly owned subsidiary of HTOO.

iii.	Pro Forma Transaction Accounting Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

1.	Represents the purchase price in excess of the fair value of QIND net assets acquired or to be acquired in connection with the Acquisition, the Share Conversion and the Merger.
2.	Represents 4,171,328 Series A Preferred Shares issued in connection with the Acquisition.
3.	Includes 109,114 Class A Ordinary Shares issued in connection with the Acquisition.
4.	Pro forma equity events from July 1, 2025 to September 5, 2025.

	July 2025 Private Placement	Conversion of Senior Convertible Notes	Exercise of Warrant	ATM Sales	Equity Events
ASSETS
Cash and cash equivalents	3,660		345	1,056	5,061

LIABILITIES
Derivative financial instruments	3,528	(1,430)	(213)		1,885

Net assets	132	1,430	558		3,176

Stockholders’ Equity
Share capital	0.9	1.5		0.4	3
Share premium	303	1,937.4		1,055	3,296
Other equity reserves	611				611
Retained earnings	(783)	(509)	558		(734)
Total stockholders’ equity	132	1,430	558		3,176

5.	Represents the Share Conversion, in which the Series A Preferred Shares will convert into Class A Ordinary Shares on a 1-for-10 basis (as adjusted pursuant to the Share Consolidation).
6.	Represents the additional paid in capital recorded at the assumed Share Conversion date.
7.	Represents the value of QIND that is recorded as the NCI on the June 30, 2025 financial statements (46.5%). The pro forma adjustment gives effect to the elimination of the NCI upon the consummation of the Merger.